Exhibit 99.2

PROMISE OF SALE AND PURCHASE AGREEMENT Between the undersigned, namely, [Redacted – Confidential Information] , of legal age, bearer of ID Card No . [Redacted – Confidential Information] , marital status : married, divorced, with community property regime dissolved and liquidated , domiciled in the municipality of Medellín, department of Antioquia, acting on his own behalf and hereinafter referred to as THE PROMISING SELLER , and COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA , identified with Tax ID No . 901 . 410 . 476 - 1 , a branch of a foreign company duly incorporated under the laws of the Republic of Colombia, domiciled in the city of Medellín, department of Antioquia, represented herein by NATALIA ANDREA HERNÁNDEZ ARIAS , of legal age, bearer of ID Card No . [Redacted – Confidential Information] , issued in [Redacted – Confidential Information] , acting as alternate legal representative and who, for the purposes of this Agreement, shall be referred to as THE PROMISING BUYER , have agreed to enter into this PROMISE OF SALE AND PURCHASE AGREEMENT , which shall be governed by the following clauses : FIRST : PURPOSE : THE PROMISING SELLER hereby undertakes to transfer, by way of sale to THE PROMISING BUYER , who in turn undertakes to acquire, by way of purchase, the full ownership rights held by the SELLER over the following real estate properties : 1 . ) Rural plot of land known as [Redacted – Commercially Sensitive Information] , with six (06) dwelling houses, located in the village of Cabras, municipality of Marmato, department of Caldas, with an area of 309 . 2788 ha, the boundaries of which are as follows : STRIP OF LAND No . 3 , with the following boundaries according to the Magna Sirgas Reference System, Transverse Mercator cartographic projection with EPSG 3115 , and according to Joint Administrative Resolution SNR - 1 GAQ 11344 - 1101 / 31 - 12 - 2020 : [Redacted – Commercially Sensitive Information] . According to the above boundaries, the area of the aforementioned property is THREE HUNDRED AND NINE HECTARES (TWO THOUSAND SEVEN HUNDRED AND EIGHTY - EIGHT SQUARE METERS) ( 309 ha – 2 , 788 m 2 ) . 107514 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Identified with Real Estate Registration No. [Redacted – Commercially Sensitive Information] and Cadastral Code [Redacted – Commercially Sensitive Information] . 2 . ) A plot of land covered with yaraguá pasture, a dwelling called [Redacted – Commercially Sensitive Information] , located in the village of Vendejagual, in the municipality of Marmato, department of Caldas, which boundaries are found in Deed No . [Redacted – Commercially Sensitive Information] , granted at the Notary Office in Caldas . Identified with Real Estate Registration No. [Redacted – Commercially Sensitive Information] . FIRST PARAGRAPH : - SALE AS IS (corpus certum) : Notwithstanding the mention of size, area, boundaries, and other technical specifications set forth herein, this Promise of Sale and Purchase is entered into as a corpus certum sale under Article 1889 of the Colombian Civil Code . Consequently, no claim, price adjustment, indemnity, or compensation shall arise between the Parties for any differences that may exist between the registered, cadastral, or cartographic area or that resulting from subsequent technical measurements, whether the actual area is greater or less than that indicated herein . SECOND PARAGRAPH : - REGISTERED AREA : The sum of the areas recorded in the respective Real Estate Registration Folios that make up the object of this Promise of sale and purchase amounts to an approximate area of 309 . 27 ha, according to current registration information . THIRD PARAGRAPH: - CADASTRAL AND CARTOGRAPHIC REFERENCE: Notwithstanding the foregoing, the properties subject to this Agreement are also delimited on the Cadastral Reference Map attached as Annex No . 1 , which forms an integral part of this Agreement and indicates an approximate area of 325 hectares . 107515 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

The Parties acknowledge that any differences that may exist between the registered area, the cadastral information, and the cartographic representation do not affect the validity of this Agreement, nor shall they give rise to claims, price adjustments, or compensation, as this is a Promise of sale and purchase entered into AS IS ( corpus certum) and subject to subsequent technical verification . FOURTH PARAGRAPH : - The Parties agree that the sale of the Properties does not include any movable property, livestock, corrals, equipment, inventory, or in general any movable assets located on the Properties . SECOND : CHAIN OF TITLE : THE PROMISING SELLER acquired the ownership and possession of the properties described as follows : 1 . The Property [Redacted – Commercially Sensitive Information] , identified with Real Estate Registration No . [Redacted – Commercially Sensitive Information] , as follows : [Redacted – Confidential Information] states that he acquired, in his current marital status, full real property rights over the plot of land known as " [Redacted – Commercially Sensitive Information] ," located in the village of Cabras, municipality of Marmato, department of Caldas, as follows : A) Initially, THE SELLING PARTY acquired part of the Properties through the PURCHASE OF 50 % from [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Eleventh Notary Office of Medellín . B) THE SELLING PARTY acquired, through a PURCHASE AND SALE AGREEMENT, SIX SEVENTH PARTS, from [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Eleventh Notary Office of the Medellín Circuit . C) THE SELLING PARTY sold part of the Properties through a SALE OF USUFRUCT to [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , executed at the Eleventh Notary Office of the Medellín Circuit . D) THE SELLING PARTY acquired part through an EXCHANGE of 14 . 29 % of the BARE OWNERSHIP made to [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – 107516 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Commercially Sensitive Information] , executed at the Twentieth Notary Office of the Medellín Circuit . E) THE SELLING PARTY acquired a part through an EXCHANGE of 14 . 29 % of the BARE OWNERSHIP, carried out with [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Twentieth Notary Office of the Medellín Circuit . F) THE SELLING PARTY acquired a part through a 14 . 29 % PURCHASE AND SALE AGREEMENT OF BARE OWNERSHIP carried out with [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Twentieth Notary Office of the Medellín Circuit . G) Subsequently, they made a CLARIFICATION REGARDING THE TRUE NAME OF THE SELLER, LEGAL NATURE OF THE ACT : METHOD OF ACQUISITION by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Notary Office of Caldas, Antioquia . H) THE SELLING PARTY acquired part through the PURCHASE AND SALE AGREEMENT OF BARE OWNERSHIP THE UNDIVIDED RIGHTS IN THIS PLOT AND TWO OTHER PLOTS, made to [Redacted – Confidential Information] , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Notary Office of Caldas, Antioquia . l) Subsequently, [Redacted – Confidential Information] carried out a CANCELLATION BY MUTUAL AGREEMENT OF THE PARTIES (annotation 8 ), by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Sixth Notary Office of the Medellín Circuit . J) Finally, [Redacted – Confidential Information] carried out a CANCELLATION BY MUTUAL AGREEMENT OF THE PARTIES OF THE SALE OF USUFRUCT . IT IS CLARIFIED THAT THE CORRECT NAME IS [Redacted – Confidential Information] , ID Card No . [Redacted – Confidential Information] (annotation 6 ), by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Sixth Notary Office of the Medellín Circuit . K) Subsequently, the SELLING PARTY made a partial sale to the NATIONAL INFRASTRUCTURE AGENCY (ANI), declaring the remaining portion of 309 hectares and 2 , 788 m² , by means of Deed No . [Redacted – Commercially Sensitive Information] , granted at the Second Notary Office of 107517 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Folio número: 107518
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS® Communication Service

Manizales, duly registered under Real Estate Registration Folio No. **[Redacted – Commercially Sensitive Information]** of the Public Instruments Registry Office of Riosucio, Caldas.

2. The Property **[Redacted – Commercially Sensitive Information]*, <u>identified with Real Estate Registration No. [Redacted – Commercially Sensitive Information]</u>,*** as follows: **A)** Initially, THE SELLING PARTY acquired 25% of the bare ownership through purchase made from **[Redacted – Confidential Information]**, by means of Deed No. **[Redacted – Commercially Sensitive Information]**, granted at the Twentieth Notary Office of Medellín. **B)** By the same Deed No. **[Redacted – Commercially Sensitive Information]**, granted at the Twentieth Notary Office of Medellín, **[Redacted – Confidential Information]** reserved the USUFRUCT. **C)** Then THE SELLING PARTY acquired 75% of the BARE OWNERSHIP through purchase and sale Agreement made by **[Redacted – Confidential Information]**, through Deed No. **[Redacted – Commercially Sensitive Information]**, granted at the Sole Notary Office of Caldas. **D)** Finally, **[Redacted – Confidential Information]** cancelled the USUFRUCT, by means of Deed No. **[Redacted – Commercially Sensitive Information]**, granted at the Sixth Notary Office of Medellín.

<u>THIRD: PRICE AND FORM OF PAYMENT.</u> The total price agreed is the amount of USD THIRTY-THREE MILLION FIVE HUNDRED EIGHTY-ONE THOUSAND SEVEN (USD 33,581,007), which **THE PROMISING BUYER** agrees to pay to **THE PROMISING SELLER** as follows and according to the following payment schedule:

PAYMENT DATE	INSTALLMENT No.	AMOUNT
March 9, 2027	**1**	USD 11,095,728
July 7, 2027	**2**	USD 3,212,182.69
January 7, 2028	**3**	USD 3,212,182.69
July 7, 2028	**4**	USD 3,212,182.69
January 8, 2029	**5**	USD 3,212,182.69

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

USD 3,212,182.69 6 July 9, 2029 USD 3,212,182.69 7 January 8, 2030 USD 3,212,182.69 8 July 8, 2030 PARAGRAPH: The PROMISING BUYER shall deliver to THE PROMISING SELLER the following amounts as an advance payment amounts: AMOUNT No. INSTALLMENT PAYMENT DATE USD 3,212,182.69 1 March 11, 2026 USD 3,212,182.69 2 March 30, 2026* USD 4,671,362.73 3 January 7, 2027 These amounts may be allocated by THE PROMISING BUYER in full to the total agreed price, including the first payment installment established in this Promise of sale and purchase . FIRST PARAGRAPH : - INTEREST AND LATE PAYMENT CHARGES : From the date of signing the Public Deed of Sale, interest will accrue on the outstanding balance of the price at an effective annual rate of six percent ( 6 . 00% ) . This interest shall be calculated and paid on each of the dates on which payment of each of the agreed installments is due . In the event of default in the payment of any of the installments corresponding to the price, default interest shall accrue on the amounts due at the maximum legal rate permitted by Colombian civil and commercial legislation, equivalent to the usury limit certified periodically by the Colombian Financial Superintendency . Likewise, in the event of default in the payment of interest, default interest shall accrue under the terms provided for in Article 886 of the Commercial Code, from the moment such interest becomes due and payable until its actual payment . SECOND PARAGRAPH : - CONDITION PRECEDENT FOR PAYMENT OF THE SECOND, THIRD, AND FOURTH INSTALLMENTS : Payment of the second installment of the advance payment (2) (March 30, 2026) shall be conditional upon compliance with the following: 107519 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

a) The expiration of the date established in the payment schedule provided for in this Agreement . b) The constitution and registration of a closed mortgage for the sum of ONE BILLION COLOMBIAN PESOS (COP 1 , 000 , 000 , 000 ), granted by THE PROMISING SELLER to THE PROMISING BUYER , on all the properties covered by this Agreement . c) The cancellation and incorporation into the registration of the mortgage for an undetermined sum constituted by THE PROMISING SELLER in favor of BANCO DAVIVIENDA S . A . , by means of Public Deed No . [Redacted – Commercially Sensitive Information] , granted at the Notary Public of Caldas, registered in Real Estate Registry Folio No . [Redacted – Commercially Sensitive Information] . Payment of this installment will only be made once compliance with the above conditions has been verified . » Payment of installment No . 4 (July 7 , 2028 ) will be conditional upon : a) the date established in the payment schedule and the execution and registration at the Riosucio Public Registry Office of the Public Deed of Sale in favor of THE PROMISING BUYER . However, the payment of installment No . 4 and installment No . 5 may be made if THE PROMISING BUYER chooses to extend the term for executing the Public Deed of Sale according to the provisions of clause nine of this Agreement . THIRD PARAGRAPH : - From the signing of this Agreement, THE PROMISING BUYER may enter and use the PROPERTIES for technical activities, studies, exploration, mining operation activities, drilling, and other activities related to its business purpose, without THE PROMISING SELLER being able to oppose or take actions that hinder such use, or claim additional charges, provided that THE PROMISING BUYER is in compliance with its obligations . FOURTH PARAGRAPH : - Payments made in Colombian pesos at the instruction of THE PROMISING SELLER shall be settled according to the Representative Market Rate (TRM) certified by the Financial Superintendency of Colombia, in force on the business day prior to the date on which each payment is due . In the absence of instructions in this regard, all payments that THE PROMISING BUYER shall make to THE PROMISING SELLER under this 107520 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Agreement shall be in US dollars, provided that the PROMISING SELLER 's Foreign Bank Account (Cuenta de Compensación) certificate has been submitted . FIFTH PARAGRAPH : - Payments shall be made by electronic transfer or cashier's check, payable to THE PROMISING SELLER , to the bank accounts authorized by the latter . SIXTH PARAGRAPH : - The payments referred to in clause three shall be subject to any applicable legal and tax deductions ; these deductions shall not be construed as a failure on the part of the BUYER to pay the total amount agreed upon . SEVENTH PARAGRAPH : - After completion of the payments agreed upon in the schedule established in clause three, including the total price and interest accrued, no additional payment shall be required by THE PROMISING SELLER from THE PROMISING BUYER ; the agreed price includes and allows the use of the PROPERTIES by THE PROMISING BUYER from the signing of this Agreement . The deferred payment in installments does not allow for the collection of additional money under the terms established in this Agreement . EIGHTH PARAGRAPH : - The Parties declare under oath that the PROPERTIES, as well as the money used to satisfy the obligations arising from the AGREEMENT, come from or originate from the exercise of lawful activities . NINTH PARAGRAPH : - In the event of a court order against THE PROMISING SELLER regarding the PROPERTIES after the signing of this AGREEMENT and while it is in force, outstanding payments shall be suspended until THE PROMISING SELLER guarantees the rights granted to the BUYER through this AGREEMENT, without this constituting a default or breach of payment on the part of THE PROMISING BUYER . TENTH PARAGRAPH : - VERIFICATION OF PROPERTY TAX : As a condition for the enforceability of each installment of the price starting with the second installment, THE PROMISING SELLER shall prove that the properties covered by this AGREEMENT are in good standing with regard to the unified property tax corresponding to the respective fiscal year . 107521 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

To this end, it shall provide a copy of the official receipt issued by the relevant municipality and proof of payment . THE PROMISING BUYER agrees that THE PROMISING SELLER will submit a request for a cadastral self - assessment to the relevant cadastral authority before June 30 , 2026 , to increase the cadastral valuation of the properties . If the request is not resolved in a fully favorable manner, THE PROMISING BUYER may submit a new request for a cadastral self - assessment to the relevant cadastral authority before June 30 , 2027 , to increase the cadastral valuation of the properties, and in this case, THE PROMISING SELLER may choose to have the Public Deed of sale of the properties signed on March 9 , 2028 , according to clause nine of this Agreement . In either case, the amount by which the cadastral valuation is to be increased, to be included in the request for cadastral self - assessment, shall be set by mutual Agreement between the Parties, acting in good faith and reasonably, and if no Agreement is reached at least thirty calendar days before the specified deadline, it shall be set by lottery between the Parties . ELEVENTH PARAGRAPH : - In the event that, during the term of this promise, a relevant authority carries out or completes any type of sale of a strip or strip of land of any of the Properties, there shall be no modification or adjustment to the price, and the economic proceeds of such action (including the price, indemnities, or compensation) shall benefit THE PROMISING BUYER , but THE PROMISING SELLER shall be entitled to receive them, and they shall be deducted from the price, allocating it to installments of the price with the longest maturity date . FOURTH : - PROMISSORY NOTES : (a) To evidence obligation to pay the full Price, any interest accrued or late payment interest, as well as any other payment obligations established in this Agreement, THE PROMISING BUYER shall, on the same date as this Agreement, issue a blank promissory note with a letter of instructions, according to the form attached as Annex No . 2 . 107522 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

(b) To document the payment received as advance payment amounts, THE PROMISING SELLER undertakes to sign a blank promissory note with a letter of instructions in favor of THE PROMISING BUYER . The Parties agree that the sole purpose of the promissory note shall be to serve as a guarantee of the return of the sums delivered by THE PROMISING BUYER as an advance payment, and it may only be demanded by THE PROMISING BUYER in the event of breach by THE PROMISING SELLER of its obligations under this Agreement, including, but not limited to, refusal or inability to grant the Public Deed of Sale under the agreed conditions . In the event that the Agreement is executed under the agreed terms and the sale is granted, THE PROMISING BUYER undertakes to return the promissory note to THE PROMISING SELLER , duly canceled or rendered unusable, on the day of the signing of the Public Deed of sale under the agreed conditions . The signing and delivery of the promissory note does not constitute a novation of the obligations arising from this Agreement nor does it alter the economic conditions agreed upon between the Parties . The value of the promissory note shall correspond to the total amount actually received by THE PROMISING SELLER as an advance payment . FIFTH : - FREEDOM FROM ENCUMBRANCES AND CLEARANCE : THE PROMISING SELLER declares and guarantees that it has full and exclusive ownership of the properties covered by this promise and that these have not been sold, promised for sale, transferred, or encumbered in favor of third parties . It also guarantees that the properties will be transferred free of : Mortgages, Pledges, Resolutory conditions, Unseizable family assets, Family home status, Usufructs, Use or habitation, Antichresis, Undeclared easements, Censuses, Communities, Unreported leases, Occupants, Limitations on ownership, Precautionary measures, Seizures, Registrations of lawsuits, Pending lawsuits, Administrative or agrarian proceedings, Third - Party claims . 107523 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Likewise, the SELLER is obligated to remedy any eviction and hidden defects according to the terms of articles 1893 et seq . of the Civil Code . THE PROMISING SELLER also declares that the properties are free and clear of property taxes, fees, contributions, valuations, and public services incurred up to the date of signing this Agreement . Property taxes incurred after the signing of this Agreement and up to the date of signing of the Public Deed of sale under the agreed conditions shall be borne by THE PROMISING SELLER . FIRST PARAGRAPH : - EXCEPTIONS : The Parties expressly state that the properties have the following registered encumbrance, which will be lifted and its cancellation registered as a condition for making the third and subsequent payments agreed upon in the payment schedule in clause three : Mortgage of an undetermined amount constituted by THE PROMISING SELLER in favor of BANCO DAVIVIENDA S . A . , by means of Deed No . [Redacted – Commercially Sensitive Information] , granted at the Sole Notary Office of Caldas, Registration Folio [Redacted – Commercially Sensitive Information] . Failure to cancel this encumbrance shall entitle THE PROMISING BUYER to refrain from granting the Deed without this constituting a breach . SECOND PARAGRAPH : - REGISTERED EASEMENTS : Notwithstanding the foregoing, THE PROMISING BUYER accepts the legal or voluntary easements that are duly constituted and registered in the respective real estate registration folios on the date of signing this Agreement, provided that : They are fully identified in the Certificate of Title and Ownership Transfer ; They do not correspond to easements established after the signing of this promise . Any easement that is not registered, not declared, or that significantly affects the economic use of the Properties shall constitute a serious breach by THE PROMISING SELLER and shall give rise to compensation for damages to THE PROMISING BUYER . 107524 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

THIRD PARAGRAPH : - Furthermore, THE PROMISING SELLER declares and guarantees, at the time of signing this Agreement, but not subsequently : 1 . That it exercises quiet and peaceful enjoyment of the Properties and that it is not aware of any claim of any nature made by third parties on or in relation to the Properties, as it is the sole owner . 2 . That the Properties are not inhabited by squatters or third parties who may claim any rights over them, and that there have never been any owners or occupants other than THE PROMISING SELLER . 3 . That there is no (a) dispute or litigation ; (b) threat of dispute or litigation ; or (c) challenge regarding the use or occupation of the Properties . 4 . That there are no proposals, notifications, measures, or orders from government authorities, and there is no threat that these will be issued and that they will in any way affect or may affect the rights of the Bidders over the Properties . 5 . That there have been and are no claims of any kind against the Properties before the Land Restitution Unit, the National Land Agency, the former Incoder (Institute of Rural Development), the Regional Autonomous Corporation, or any other municipal, departmental, or national authority . 6 . That THE PROMISING SELLER has not subleased all or part of the Properties, nor has it agreed to sublease all or part of the real estate, nor has it assigned or entered into any Agreement to transfer any right or obligation under any kind of contract . SIXTH : - THE PROMISING BUYER undertakes to hold THE PROMISING SELLER harmless against any third - Party claims, police action, ownership proceedings, or conflicts arising from occupations . THE PROMISING SELLER undertakes to hold THE PROMISING BUYER harmless against any claims attributable to it . SEVENTH : - DELIVERY : THE PROMISING SELLER shall make the actual and physical delivery of the properties to THE PROMISING BUYER upon signing the Promise of sale and purchase, that is , on March 10 , 2026 . FIRST PARAGRAPH : - THE PROMISING BUYER shall give THE PROMISING SELLER a reasonable period of time to remove from the properties promised for sale in this Agreement, the movable and self - moving property, including but not limited to the livestock currently on the properties, as well as the removable facilities used for their management and any other movable property and/or removable structure belonging to THE PROMISING SELLER . 107525 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

The care, handling, custody, and removal of the livestock , as well as the dismantling and removal of the removable structures and facilities , shall be the sole responsibility of THE PROMISING SELLER , who shall assume all costs and risks associated with such activities . In any case, the removal of the aforementioned assets shall be carried out no later than the date of execution of the Public Deed of sale , without this affecting the right of use of the properties by THE PROMISING BUYER as herein agreed . THE PROMISING BUYER shall not be liable for any loss, damage, or harm that may be suffered by THE PROMISING SELLER 's livestock or property while they remain on the premises . SECOND PARAGRAPH : The Properties shall be delivered with the dwelling houses . THIRD PARAGRAPH : - AUTHORIZATION OF ACTIVITIES : During the entire term of this AGREEMENT, THE PROMISING BUYER may carry out the following activities on the entire area of the Properties without requiring additional authorization and without any payment other than that agreed upon for the Properties : » Mining prospecting and drilling activities such as, but not limited to : Collection of surface geological information, geophysical studies, cartography, mapping of streams, soils, and roads, among other activities related to mining exploration in the quantities required by COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA . » Installation of the infrastructure required for drilling platforms and for the installation of any necessary piezometers. With an approximate area of 12x12 m 2 on each platform. » Installation of water pumps . » Laying of hoses. » Installation of water storage ponds . » Transit and adaptation of roads and accesses. » Permanent access for personnel and contractors. 107526 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

» Portable toilet installation. » Loading and unloading points. » Installation and maintenance of piezometers in an area of approximately 2x2 m 2 each. » Fencing of the piezometer area. » Allow occasional or emergency helicopter landings, including adaptation of the area for the heliport . » The number of water pumps and/or hoses will be determined by the size of the occupied area . » Abiotic characterization : inventory and characterization of water sources, monitoring of water quality, air quality, and inventory of uses and users . This involves a team of 10 people walking the Properties and taking measurements . These activities do not materially affect the Properties . The activities consist solely of field observation and water sampling . For air quality characterization, the equipment is installed for 15 days . » Biotic characterization : inventory of fauna and flora ; this involves 10 people walking around the Properties, identifying species, taking flora samples, and installing camera traps for fauna inventory . There is no intervention on the Properties ; the samples taken are branches and leaves . This study is critical due to the potential presence of fragmented tropical dry forest . » Technical studies related to the mining project , which will be developed by a team from COLLECTIVE MINING, on the Properties covered by this Agreement . FOURTH PARAGRAPH . - Any improvement, adaptation, or work that increases the commercial value of the Properties that THE PROMISING BUYER carries out on the Properties before the transfer of ownership granted by Public Deed will be at its own cost and risk . Consequently, THE PROMISING BUYER shall not be entitled to any reimbursement for any improvements made in the event that this Agreement is terminated under the terms set forth herein . 107527 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

EIGHTH : - REPRESENTATIONS AND WARRANTIES OF THE PROMISING BUYER : THE PROMISING BUYER represents and warrants to THE PROMISING SELLER that the following representations and warranties are true as of the date of execution of this Agreement : 1. Existence and Capacity . THE PROMISING BUYER (i) is a branch of a foreign company, duly incorporated and existing under Colombian law, (ii) is not subject to any cause for dissolution, nor is it part of a business reorganization or judicial liquidation process . 2. Authorization ; Effects of this Agreement . All consents, approvals, authorizations, or orders necessary for the execution and performance of the Agreement have been duly obtained . This Agreement has been duly executed by THE PROMISING BUYER and constitutes a legal, valid, enforceable, and binding obligation on THE PROMISING BUYER , according to its terms . 3. Absence of Conflict . The execution of the Agreement and the obligations provided herein do not (i) contravene, result in a violation of, or constitute a breach of its bylaws ; (ii) contravene, result in a violation of, or constitute a material breach of any applicable law ; nor (iii) require the consent of, or action by, any Governmental Entity, nor constitute an event or breach that, with or without notice or the passage of time, or both, would constitute a breach of obligations, or cause or permit the termination, cancellation, acceleration, or any other change in any right or obligation under any contract of THE PROMISING BUYER ; (b) There is no claim, litigation, contingency, reorganization agreement, restructuring, or agreement with creditors in progress against THE PROMISING BUYER that (i) imposes or may impose restrictions on the respective Agreement, or (ii) would result or could result in the revocation, nullity, ineffectiveness, or invalidity of the transactions and commitments contemplated in the Agreement . NINTH : - DEED . The corresponding Public Deed of sale formalizing this Purchase and Sale Agreement shall be executed on [Redacted – Confidential Information] , at the First Notary Office of Itagüí, at 9 : 00 a . m . , but may be executed earlier or later, no later than March 9 , 2028 . On this date and at this time, the Parties shall appear at the Notary Office with the 107528 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026 certificates of good standing and other documents necessary to enter into this type of transaction . FIRST PARAGRAPH : - RESOLUTORY CONDITIONS : This Agreement shall be resolved according to Articles 1537 and 1539 of the Civil Code and, therefore, the obligation of both parties to sign the Public Deed that is the subject of this Agreement shall be subject to the fulfillment of the following conditions : a) That the Properties are free of encumbrances, seizures, limitations, and precautionary measures not accepted by THE PROMISING BUYER . b) Cancellation of mortgages or encumbrances that shall be lifted according to this Agreement . c) Delivery of a certificate of good standing for taxes, valuation, and utilities . f) That on the same date of signing of the Public Deed between the Parties, a guarantee has been entered into or constituted that directly or indirectly affects the ownership of the properties subject to the Agreement, at the option of THE PROMISING SELLER , for which THE PROMISING SELLER shall be solely responsible for assuming all costs and expenses of constitution and administration . The termination of the Agreement, whether due to the fulfillment of any of the above conditions, shall take effect automatically, without any compensation, indemnification, or payment by either Party, except for the refund of any installments that have been paid, for which there shall be a period of fifteen (15) calendar days in favor of THE PROMISING BUYER . TENTH : - IMPLIED TERMINATION CLAUSE AND PENALTY CLAUSE : Failure by either Party to comply with all or any of the obligations arising from this Agreement shall entitle the Party that has complied or agreed to comply with its obligations to demand compliance with the Agreement or its termination, according to the provisions of Articles 870 of the Commercial Code and 1546 of the Civil Code . 107529 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

Notwithstanding the foregoing, after the signing of the Public Deed according to this Agreement, with the exception of legal actions seeking the enforcement of the payment obligations provided for in this Agreement by THE PROMISING BUYER and in the promissory note granted by THE PROMISING BUYER , the penalty clause payable by THE PROMISING BUYER , the Parties agree that after the signing of the Public Deed, the Parties expressly and irrevocably waive the tacit termination condition, remediation of hidden or redhibitory defects, relative or absolute nullity actions, eviction remedy, actions to declare non - existence of the Agreement, rescission action for any reason, actions to revise the price or contractual balance, and any other action or right that seeks or has the effect of undoing the completion of any of the transactions contemplated in this Promise of sale and purchase . In the event of default by THE PROMISING BUYER , the Parties agree that the sums of money that have been paid up to that point in respect of the agreed price and interest or default interest shall remain in the possession of THE PROMISING SELLER as a penalty clause . Consequently, THE PROMISING SELLER may retain the sums actually received up to the date of default, attributing them to the value of the penalty clause, without the need for prior judicial or extrajudicial proceedings to declare THE PROMISING BUYER in default, a right to which the Parties expressly waive . In the event of default by THE PROMISING SELLER prior to the signing of the Public Deed, THE PROMISING BUYER may demand the fulfillment of the Agreement or its termination, with the return of the sums paid and the recognition of the corresponding penalty clause . To prove compliance or willingness to comply with the obligations arising from this Agreement, the Parties may record this in a document signed before a notary public or by any other means of evidence admissible under Colombian law . TENTH : - NOTARY AND REGISTRATION FEES AND OTHER EXPENSES : 107530 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

a) The expenses corresponding to the Public Deed shall be borne as follows : Notary and departmental fees shall be paid in equal parts, registration fees shall be paid by THE PROMISING BUYER , stamp duty shall be paid in equal parts , and withholding tax shall be paid by THE PROMISING SELLER . b) Notary fees, registration fees, departmental fees, and other costs associated with the creation of the mortgage in favor of THE PROMISING BUYER shall be borne in full by THE PROMISING SELLER . Similarly, notary fees, registration fees, departmental taxes, and other costs associated with the establishment of the mortgage in favor of THE PROMISING SELLER shall be borne in full by THE PROMISING SELLER . ELEVENTH : - ENFORCEABILITY : The Parties declare, accept, and acknowledge that this Agreement contains clear, express, and enforceable obligations and that, as such, it is enforceable against the obligated Party that has not fulfilled its obligations, without the need for signature recognition or default, in favor of the other Party that has fulfilled each and every one of the obligations contained herein and for which each Party is responsible . TWELFTH : - CONFIDENTIALITY : THE PARTIES undertake to maintain absolute confidentiality and strict secrecy regarding the confidential information of THE PARTIES to which they have access as a result of the execution of this AGREEMENT . Confidential information may be provided before, during, or after the execution of the commencement of the AGREEMENT . THE PARTIES undertake to use such confidential information exclusively within the framework of the execution of this AGREEMENT and not to use it for their own purposes or for the benefit of others or disclose it to a third Party at any time . The obligations of this clause shall remain in force after the termination or expiration of this AGREEMENT for an additional period of ten (10) years . In the event of a breach, THE PARTIES shall be entitled to take action against the Party in breach of this clause . THIRTEENTH : - PUBLIC DISCLOSURE : THE PARTIES acknowledge and agree that Collective Mining will issue a press release in connection with the transactions contemplated 107531 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026 by this Agreement and will file this Agreement, with such redactions or deletions as may be required under Applicable Law, together with a material change report and any other required forms, under Collective Mining's issuer profile on the System for Electronic Analysis and Retrieval Plus (SEDAR+) and in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database . Collective Mining agrees that it will not publish or disclose the name of the Seller, the names of the properties, or images of the maps describing the properties to be acquired pursuant to the terms of this Agreement (the "Maps"), unless such disclosure is requested by any securities regulatory authority (including, but not limited to, the Ontario Securities Commission or any other provincial or territorial securities regulatory commission or authority in Canada, the United States Securities and Exchange Commission, the Toronto Stock Exchange, or NYSE American), or when Collective Mining is otherwise required to publish or disclose the name of the Seller, the names of the properties, or images of the Maps by order of a governmental authority . If Collective Mining determines that it is required, according to Applicable Law, to publicly disclose information relating to the Seller's name, the name of the properties, or images of the Maps, it shall provide the Seller with a reasonable opportunity to review and comment on the content of such public disclosure . Collective Mining shall incorporate the Seller's comments into the public disclosure to the extent such comments are permitted by Applicable Law . If the Seller does not respond to a request for comments within three (3) Business Days, Collective Mining shall be entitled to make the public disclosure without the Seller's comments . FOURTEENTH : - DISPUTE RESOLUTION : THE PARTIES agree that in the event of any dispute arising between them by reason of or in connection with this AGREEMENT , except for the collection of enforceable instruments or obligations, the dispute shall be settled by the decision of an arbitration tribunal operating according to the following rules : 1. The tribunal shall be subject to the rules of arbitration procedure of the Arbitration and Conciliation Center of the Medellín Chamber of Commerce. 107532 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

2. The internal organization of the tribunal, including its fees and charges, shall be determined by the Arbitration and Conciliation Center of the Medellín Chamber of Commerce . 3. The tribunal shall be composed of three (3) arbitrators, except in cases where the amount in dispute is less than the equivalent of four hundred (400) current legal monthly minimum wages, in which case there shall be only one (1) arbitrator . 4. The arbitrators shall be chosen by mutual Agreement between the Parties from the list of arbitrators of the Arbitration and Conciliation Center of the Medellín Chamber of Commerce . If the Parties fail to reach an Agreement on the choice of arbitrators, they shall be appointed by the Arbitration and Conciliation Center of the Medellín Chamber of Commerce, in the manner established in its regulations . 5. The tribunal shall decide according to the law . 6. The tribunal shall operate in the city of Medellín at the Arbitration and Conciliation Center of the Medellín Chamber of Commerce . 7. The costs of the tribunal shall be borne by the losing Party . 8. THE PARTIES agree that all disputes, actions, and proceedings related to enforcement proceedings or restitution of real estate shall continue to be subject to ordinary jurisdiction . FIFTEENTH : - PRIOR KNOWLEDGE, GOOD FAITH : The Parties declare that they had sufficient prior knowledge of this document and were advised in this negotiation by suitable persons ; that this Agreement is entered into in good faith, considering that none of them has any limitations, restrictions, impediments, or prohibitions to enter into it, and therefore their intention and will is reflected in this document, and its interpretation and application shall be binding not only on what has been expressly agreed by the Parties but also on everything that corresponds to its nature and cause, based on equity and commercial custom . SIXTEENTH : - DECLARATION OF ORIGIN OF FUNDS : Pursuant to Laws 365 of 1997 and 793 of 2002 , or any regulations that add to, modify, or reform them, they declare that the ownership rights over the real estate promised in the sale were acquired with resources derived from or originating in the exercise of lawful activities . Likewise, THE PROMISING BUYER declares that the resources allocated for the payment of the price have been acquired lawfully 107533 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026 and derive from legitimate activities, each of which has the capacity to demonstrate such circumstances if required by the relevant authority . SEVENTEENTH : - ASSIGNMENT : This Agreement and the Properties subject of this Agreement may only be assigned by THE PROMISING SELLER to a new company wholly owned by it and with the promising seller as the sole shareholder, with the review, approval, and express written authorization of THE PROMISING BUYER ; any agreement subsequent to the signing of this document shall be made in writing . If this provision is contravened, the assignment shall have no legal effect and therefore shall not exempt from liability the Party who has carried it out without the authorization of the other Party . NINETEENTH : - NON - WAIVER : If either Party fails to exercise a right or option established in its favor in this Agreement, or fails to insist on strict compliance with its terms, it shall not be alleged that such failure constitutes a waiver of the right to demand compliance in the future, or to accept future violations . The rights, privileges, and remedies established in this Agreement are complementary to those established by law in favor of the Parties . TWENTIETH : - FORMAL RIGOR : The Parties expressly agree to the formal rigor of this Agreement, and therefore any modification, alteration, or addition thereto shall be in writing and signed by all parties involved . The Parties agree to enter into a comprehensive addendum to this Agreement exclusively to reflect, to the extent necessary, the new structure under which the sale would be carried out, which could involve the contribution of the real estate properties subject to sale to a trust, the contribution of the respective fiduciary rights to a new company, and the assignment of this Agreement to said new company by THE PROMISING SELLER . The non - application of the clauses agreed upon herein, or the absence of claims for possible breaches, or silence due to the non - application of the Agreement, shall in no case imply novation, forgiveness, or remission of the obligations or rights of each of the Parties, and therefore the Agreement shall remain in full force and effect . 107534 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

TWENTY - FIRST : - ADDRESSES : The Parties signing this Agreement shall have the following addresses to which they shall be required to send, address, and communicate any correspondence arising from the performance of this Agreement : PROMISING SELLER Email : [Redacted – Confidential Information] Physical address: [Redacted – Confidential Information] . With a copy to (which does not constitute notification): [Redacted – Confidential Information] PROMISING BUYER: COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA To: Natalia Andrea Hernández Arias. Email: notificaciones@collectivemining.com Physical address: Calle 3 Sur No. 43A – 52, Oficina 501, Edificio 43 Avenida, B/ Poblado, Medellín - Antioquia For the record, this Agreement is signed in Medellín on the Twenty - Fifth (10) day of March of the year 2026, with counterparts of equal validity provided to the Parties. PROMISING SELLER PROMISING BUYER 107535 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

[Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 107536 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026

ANNEX NO. 1: CARTOGRAPHIC ANNEX The Cadastral Reference Map corresponding to the properties covered by this Promise of sale and purchase forms an integral part of this Agreement and contains the graphic delimitation of the Properties according to the cadastral information available on the date of signing this Agreement . The aforementioned annex is incorporated for illustrative and geographical identification purposes, without modifying, replacing, or prevailing over the boundaries, capacity, and other technical specifications contained in the respective Real Estate Registration folios and without prejudice to the sale of the properties as a whole . The Parties declare that they are aware of, have reviewed, and accept the content of Annex No . 1 , which they sign as a sign of approval and which is understood to be incorporated into this Agreement for all legal purposes MAP [Redacted – Confidential Information] ID Card No . [Redacted – Confidential Information] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] 107537 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 20/03/2026